SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING
                         Commission File Number: 1-7614

(Check one): (x)Form 10-K  ( )Form 11-K  ( )Form 20-F ( )Form 10-Q ( )Form N-SAR

For period ended:          December 31, 1999

( )  Transition Report on Form 10-K
( )  Transition Report on Form 20-F
( )  Transition Report on Form 11-K
( )  Transition Report on Form 10-Q
( )  Transition Report on Form N-SAR

For the transition period ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full name of registrant:
PMCC FINANCIAL CORP.

Former name if applicable

Address of principal executive office (Street and Number):
3 Expressway Plaza
Roslyn Heights, NY 11557

PART II - RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

x (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F,11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and


x (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

As reported on Form 8-K, filed on March 6, 2000, on February 28, 2000, the Registrant received a letter dated February 24, 2000 from KPMG LLP confirming that the client-auditor relationship between the Registrant and KPMG LLP has ceased. KPMG LLP had not yet been retained to audit the Registrant's financial statements for the year ended December 31, 1999.

On March 2, 2000, the Registrant's board of directors formally engaged Marcum & Kliegman LLP as its new independent auditors to audit the Registrant's financial statements for the year ended December 31, 1999. Due to the late timing of the appointment of Marcum & Kliegman LLP, the audit of the Registrant's 1999 financial statement is unable to be completed by March 30, 2000.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Stephen J. Mayer           (516) 625-3000
(Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                       (x) Yes          (  ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                       (x) Yes          (  ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Registrant will incur a loss for the year ended December 31, 1999, whereas the Registrant reported net income of $1,937,725 for the year ended December 31, 1998. Among the factors contributing to the change from the prior year are: start up costs associated with geographic expansion into four new states and the initiation of a website for on-line originations during 1999; the decision to exit the subprime mortgage market due to continuing adverse conditions; and a significant reduction of the mortgage origination market, particularly in the Northeast, due to increasing interest rates and a falloff in mortgage refinancing. Furthermore, certain asset values were impaired and additional professional fees were incurred due to the previously reported allegations by HUD against the Registrant's former Chairman, President and CEO in December 1999. Due to the change in auditors in March 2000 and the currently ongoing audit, reasonable estimates of the final results for December 31, 1999 cannot be reported at this time.


                              PMCC FINANCIAL CORP.
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    March 30, 2000          By:/s/ Stephen J. Mayer
                                    --------------------
                                    Stephen J. Mayer
                                    Chief Financial Officer

STATEMENT OF INDEPENDENT AUDITORS

On March 2, 2000, we were engaged to audit the financial statements of PMCC Mortgage Corp. for the year ended December 31, 1999. Due to the late timing of our appointment as independent auditors, our audit of the Registrant's 1999 financial statements is unable to be completed by March 30, 2000.

Marcum & Kliegman, LLP
Woodbury, New York